BEZEQ INVESTOR PRESENTATION

March 28, 2019

Eyes on the future

Bezeq

Forward-Looking Information and Statement

This presentation contains general data and information as well as forward looking statements about Bezeq The Israel Telecommunications Corp., Ltd ("Bezeq"). Such statements, along with explanations and clarifications presented by Bezeq's representatives, include expressions of management's expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. In addition, the realization and/or otherwise of the forward looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of Bezeq, including the risk factors that are characteristic of its operations, developments in the general environment, external factors, and the regulation that affects Bezeq's operations.

This presentation includes revenue and other figures that are based on external sources and various surveys and studies. Bezeq is not responsible for the content thereof. The information included in this presentation is based on information included in Bezeq's public filings. However, some of the information may be presented in a different manner and/or breakdown and/or is differently edited. In any event of inconsistency between Bezeq's public filings and the information contained in this presentation - the information included in the public filings shall prevail.

The information contained in this presentation or which will be provided orally during the presentation thereof, does not constitute or form part of any invitation or offer to sell, or any solicitation of any invitation or offer to purchase or subscribe for, any securities of Bezeq or any other entity, nor shall the information or any part of it or the fact of its distribution form the basis of, or be relied on in connection with or relating to any action, contract, commitment or to the securities of Bezeq. The presentation does not constitute a recommendation or opinion or substitute for the discretion of any investor.

Bezeq - Largest Telecom Group in Israel

Revenues of
NIS 9.3 billion

Rating - 'AA.il'

Adjusted EBITDA of
NIS 3.5 billion

574,000 Pay-TV
customers

1.8 million fixed
access lines

2.2 million
cellular
subscribers

1.6 million
broadband lines

Bezeq

Bezeq Group Strategy

The Bezeq Group is implementing a comprehensive strategic plan that includes significant steps towards streamlining and improving business performance. The program addresses the challenges faced by the Group and the future needs that are emerging in the telecommunications market environment, taking into consideration the complex regulatory limitations imposed on the Company

- Significant decisions on all core issues of the Group for future years - investment in ultra-fast Internet infrastructure, deployment of 5G, migration from satellite to IP-based TV platform
- Maintaining Bezeq as a strong and financially sound company
- Business oriented examination - lines, focus, and models of the Group companies
  - Focus on streamlining, improving performance and profitability

Working on all of the above while taking a "360" view of all stakeholders and ensuring transparency and corporate governance



Bezeq Fixed-Line



Bezeq Fixed-Line – Focus on Customer Premises

Bezeq Fixed-Line is putting the customer's home at the center and is working to deepen the customer experience through a variety of services

- Strengthening the wireless network at the customer's home
  - **BE router** - Since its launch in April 2018, more than 150 thousand customers have upgraded to the BE router (about 15% of total Bezeq broadband retail lines)
  - **BE and Bspot** services significantly reduce churn (a 50% decrease)
- Expansion of the basket of services and launching of new products and value added services (sensors, etc.) In addition, Bezeq leads in business solutions and serves ~180,000 SMEs in Israel

Broadband Retail ARPU (NIS)



89
90
93
2016
2017
2018

Bezeq Fixed-Line - Marketing of Terminal Equipment

Bezeq Fixed-Line recently entered the terminal equipment market - in the first stage through the sale of smartphones and in the future, the offering will expand to additional end-user equipment

In Israel there is a significant market for terminal equipment. The smartphone market alone is estimated at more than 3 million handsets sold each year at annual sales of NIS 6-7 billion

Harnessing the power of the Bezeq brand and marketing strength is expected to significantly increase the overall revenue potential of this sector

* Source: GFK Market Research

Bezeq Fixed-Line - Leadership in Business Segment

Bezeq is advancing its services in the business sector while providing innovative solutions to its customers



% of total revenues
Revenues
42%
43%
47%
47%
50%
1,819
1,900
2,054
2,012
2,095
2014
2015
2016
2017
2018
CAGR 3.02%

Bezeq Fixed-Line - Employee Streamlining

Actions Taken

During 2018, an early retirement plan was approved for the retirement of 407 employees at a total cost of NIS 547 million:

2018	2019	2020 - 2021
Early retirement of 70 employees - estimated annual savings of NIS 24 million	Early retirement of 243 employees - estimated annual savings of NIS 80 million	Early retirement of 94 employees - estimated annual savings of NIS 42 million

The provision for 2018 included all of the remaining employees transferred to the Company from the Ministry of Communications with higher than average salaries and retirement costs



Bezeq Fixed-Line - Employee Streamlining

Plan

The Company intends to take advantage of the total potential of the retirement plan that has not yet been approved for hundreds of additional employees under the terms of the current collective agreement (until 2021)

Concurrently with the annual savings, we expect a continued average wage creep of 3% of the salary of the remaining employees

Employee retirement costs are expected to be lower in the future as a result of the provision in 2018 for all of the transferred employees


Bezeq

Bezeq Fixed-Line - Reduction in operational real estate sites and sales of redundant assets

Actions Taken

- In January 2018, the Company sold the "Sakia" compound for NIS 497 million and received the first payment of NIS 155 million in the fourth quarter of 2018. Each additional payment until 2022 accrues interest and the last contract payment may be made until June 2023

- In December 2018, the Company signed an agreement to transfer Bezeq's headquarters from Azrieli Tel Aviv to its new offices in Holon in 2021. The move is expected to result in savings of tens of millions of shekels in operating expenses, mainly a reduction in rent and municipal taxes

Plan

Real estate sites have been reviewed and the Company is examining the sale of property in the amount of hundreds of millions of shekels in the coming year	Review of physical layout, communication connections and energy durability in currently owned buildings for utilization as Data Centers



Bezeq Fixed-Line - Deployment of Fiber Optics

Bezeq is the only company in Israel that is willing and capable of deploying fiber optics nationwide at an accelerated pace

- Upgrade to ultra-fast broadband speeds
- The Company is conducting discussions with the Ministry of Communications with the aim of summarizing conditions that will allow entry into the project on an economic basis
  - The dialogue has narrowed the gaps between the parties on some of the issues, and the Company expects that the Ministry will publish a policy paper that stimulates investments as early as possible
  - However, it is difficult to assess whether and when these discussions will ripen into binding understandings that will allow for the accelerated deployment of fiber and the beginning of the provision of services, among other factors, in light of the elections and the potential change in ministers



Bezeq

Subsidiaries

yes. | Bezeq International | Pelephone

Bezeq

בזק בינלאומי

yes.

פלאפון

Servicing ~ 4m customers per day

Maximizing Synergies in Subsidiaries - Pelephone, yes, Bezeq International

Actions Taken

Transition to integrated management team -

Streamlining decision-making processes, while saving millions of shekels per year

Reduction of hundreds of employees in 2H 2018
Savings of ~ 40% in salary expenses

Financial savings due to joint purchasing - one advertising agency for all three companies

Signing of a collective arrangement in yes for streamlining and synergies - enables retirement of 325 employees as well as the non-recruitment of additional employees over the agreement period

Current

Negotiations with Pelephone and Bezeq International labor unions for reductions in the workforce and realization of synergies



Maximizing Synergies in Subsidiaries - Pelephone, yes, Bezeq International

Plan

Adapting the offering to the customer, similar to Israeli and worldwide trends for a comprehensive telecom solution

Cross-selling - Improve marketing capability for customers who do not currently receive service from the three companies

One point of contact with the customer - improve service and reduce churn

Maximizing synergies of the various distribution and service channels of the three companies - ONE STOP SHOP

Streamlining in salaries and other operating expenses. Improved processes and joint purchasing

Pelephone - Subscriber Growth

Postpaid Subscribers (thousands)


1,659
1,663
1,696
1,729
1,760
1,799
1,817
1,831
Q1-17
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18

Stabilizing Revenues in Pelephone


Revenues from Services and Change vs. Corresponding Period (NIS millions)
Service Revenue
Change in Service Revenue
1,818
1,782
1,755
(181)
(36)
(27)
2016
2017
2018

2018 was characterized by an additional rise in competition in the cellular market with the entrance of another operator. Pelephone successfully stemmed the erosion in revenues from services

Stabilizing Revenues in Pelephone

Decrease in revenues from services of the three incumbent operators* |NIS millions


1,286
490
391
361
35%
454
65%
832
37%
181
63%
309
9%
37
91%
354
8%
27
92%
334
2015
2016
2017
2018
% Partner, Cellcom decrease / total revenue decrease
% Pelephone decrease / total revenue decrease

In the stormy mobile market, Pelephone successfully reduced the erosion in revenues from services compared to its competitors

*Source: Company reports

Pelephone - Growth alongside Innovation



Growth in subscriber base

- Subscriber growth for 3 consecutive years
- Wide retail distribution
- Moderating rate of decline in revenues from services over the years
- Advanced cellular network in Israel

Innovation

Connected Cars, PTT, IoT, Big Data, Cyber, Cloud, ESIM


pelephone
FINDER
eSIM
pelephone car
IoT
IN A
BOX

Pelephone

Pelephone – Continuing to Accelerate Speeds

Pelephone has deployed MIMO 4X4 and Beam Forming technologies nationwide which are available with only a small number of operators worldwide. The technologies enable innovative and high-quality network at high speeds

5G is expected to bring customers high broadband speeds, as well as support for a greater number of devices connected to the network

Pelephone is preparing for the entry of 5G into Israel, both in terms of the allocation of frequencies and the planning of its core network, subject to the MOC tender



Bezeq

Bezeq International - Leading ISP in Israel

- 38% market share
- Innovative infrastructures
- Significant player in the business market
- Advanced IP services

ISP

NGN

PRIVATENGN

Ownership of submarine cable as competitive edge

Growth Engine - Triple Play of STINGTV + Internet (ISP + Infrastructure)

Bezeq International

Bezeq International - Wide Range of Services for Private and Business Markets

ICT

Business Solutions

- Growth engines for private and business markets: cyber; a wide range of cloud solutions; business solutions; DR storage and backup
- Business integration for a wide circle of customers in the business and public sectors (many of them over the years) - the largest player in the field
- Server farms and managed services
  - Wide distribution of data centers
  - Expanding managed solutions for customers through an advanced server farm network, cloud services, and business applications
  - Professional services in the areas of installation; service and project management in cyber security networking and systems

Business Solutions - Bezeq International is a significant player in a growing market

yes. | yes - Israel's Favorite Content Brand*

In March 2019 yes won 21 awards at the Israeli Academy Awards


פאודה

Best Content:
Original, varied and high quality, First class international content


Quality
Customer
Efficiency
Service
Reliability

Brand with the highest customer satisfaction


4K
UHD

Quality viewing experience

Subscribers (in thousands)**


629
623
618
614
608
603
597
587
580
582
584
574**
Q1-2016
Q2-2016
Q3-2016
Q4-2016
Q1-2017
Q2-2017
Q3-2017
Q4-2017
Q1-2018
Q2-2018
Q3-2018
Q4-2018

*According to the Globes index of 2018
**Includes a retroactive adjustment of 7,000 subscribers due to a change in the definition of a business subscriber

yes. | yes STING TV - OTT Platform for Low Cost Market

- Growing brand that appeals to new audiences
- Full digital interface
- High quality content from yes
- Triple play with Bezeq International



STINGTV

yes.

Transition to IP Broadcasting to Enhance Viewing Experience and Reduce Costs

yes will implement a gradual process of migration from satellite to IP broadcasting as part of the emerging trends in the sector and the transfer of operations over the Group's infrastructure

The IP platform enables a significant upgrade of the viewing experience with advanced product features such as an intuitive, personal user experience with advanced viewing capabilities derived from cloud technology

- Over the next few years, yes will gradually replace set top boxes until full transition to IP service
    - The fixed cost for satellite infrastructure will be replaced by the use of the Group's infrastructures
    - Logistical flexibility and decreased expenses - acquisition of set top boxes, installation and service costs
    - Shelf STBs to replace tailor made - flexible operating system for the customer

Cancellation of Structural Separation

- The cancellation of the structural separation is anchored in a policy document published by the Minister of Communications in 2012 and is based on the recommendations of the Hayek Committee. In the Company's opinion all the conditions justify and require the cancellation of the structural separation in accordance with this policy document

- Over the years, the Company has approached the Ministry of Communications several times, and in view of the prolonged absence of a decision, in February 2019, Bezeq filed a petition with the High Court of Justice against the Ministry of Communications to immediately cancel the structural separation

- Cancellation of the structural separation will enable the Company to save on operating expenses, while significantly improving service and customer experience as well as utilization of the deferred tax asset

- Establishment of Partnerships – as an interim step until the cancellation of the structural separation. The Company is examining the establishment of partnerships for each subsidiary and is in discussions with the Income Tax Authority and the Ministry of Communications



Financial Results



Bezeq Group Revenues | (NIS millions)



Bezeq International
yes.
Pelephone
Bezeq
10,084
9,789
9,321
1,548
1,745
2,630
4,383
1,537
1,650
2,546
4,244
1,391
1,473
2,443
4,196
2016
2017
2018

Bezeq Group Adjusted EBITDA | (NIS millions)


Bezeq International
yes.
Pelephone
Bezeq
4,060
331
549
414
2,780
3,893
312
448
464
2,676
3,538
282
253
402
2,601
2016
2017
2018

* After adjusting for other expenses/income and effect of early adoption of IFRS 16

Bezeq Group Net Profit/Adjusted Net Profit* | (NIS millions)

Decrease in 2018 Net Profit:

- Loss from impairment (mainly yes) - NIS 1.675 billion
- Early retirement provision - NIS 559 million



Net Profit
Adjusted Net Profit
1,244
1,244
1,235
1,308
983
-1,066
2016
2017
2018

* After adjusting for other expenses/income and effect of early adoption of IFRS 16

Bezeq Group Free Cash Flow | (NIS millions)


2,248
2,093
1,598
2016
2017
2018

Bezeq Group CAPEX | (NIS millions)

Continued investments will maintain the future leadership and operational efficiency of the Bezeq Group



Bezeq International
yes.
Pelephone
Bezeq
1,416
120
209
243
834
1,530
142
235
310
825
1,727
127
298
310
976
2016
2017
2018

Bezeq Group KPIs

Subscribers (end of quarter, in thousands)



cellular
Access lines
Retail Broadband Lines
TV
Wholesale Broadband
2,525
2,546
2,601
2,185
2,205
1,916
1,889
1,865
1,843
1,818
1,124
1,103
1,079
1,046
1,030
587
580
582
584
626
532
574
600
617
574
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18

ARPU (NIS per month)



226
214
215
210
206
92
92
93
93
96
58
57
57
68
66
53
53
52
51
51
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18

Broadband Internet Trends


19.3%
21.2%
22.5%
24.2%
26.2%
27.9%
30.1%
32.5%
34.7%
36.1%
37.1%
37.8%
1,503
1,521
1,539
1,558
1,580
1,593
1,608
1,635
1,653
1,662
1,663
1,656
Q1 -16
Q2-16
Q3-16
Q4-16
Q1 -17
Q2-17
Q3-17
Q4-17
Q1-18
Q2-18
Q3-18
Q4-18
Total Broadband Subs (000's)
% Wholesale Subs

Bezeq

Financial Issues

Debt

Dividend Policy

2019 Guidance

Financial Debt

- Bezeq's responsible and prudent management of all financial aspects of the Company will solidify its financial strength and provide flexibility with its existing debt

- **Principles of financial debt management:**

I. Seek to maintain prudent debt coverage ratios and a AA rating

II. Reduce the level of financial debt and increase financial flexibility by extending average debt durations

III. Operate with high cash balances

Change in Dividend Policy

- On March 27, 2019, the Company's Board of Directors resolved to cancel the Company's dividend distribution policy, which was recently updated on March 6, 2018. The decision was made from a position of clarity and transparency vis-a-vis shareholders and the circumstances that emerged due to the impossibility of distributing a dividend as a result of the expected failure to meet the "profit test" in the next two years. Accordingly, the Board of Directors decided that it would not be appropriate to maintain a dividend policy when in practice it is not effective

- The cancellation of the dividend policy will not prevent the Company's Board of Directors from examining from time to time the distribution of dividends to the Company's shareholders, taking into consideration, among other factors, the provisions of the law, the state of the Company's business and its capital structure, and the need to maintain a balance between ensuring the Company's financial strength and stability and the continued creation of value to the shareholders of the Company, all of which are subject to the approval of the general meeting of shareholders of the Company with respect to each specific distribution, as prescribed in the Company's Articles of Association

Bezeq Group - 2019 Guidance

Below is the Bezeq Group's outlook for 2019, based on the existing information known to the Bezeq Group today:

- **Net profit attributable to shareholders:** Approximately NIS 900 million - NIS 1.0 billion
- **EBITDA**: Approximately NIS 3.9 billion
- **CAPEX***: Approximately NIS 1.7 billion

The Company's forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company's estimates, assumptions and expectations and do not include the effects of the provision for early retirement of employees and the signing of collective labor agreements in the Group, including the collective labor agreement with DBS (see immediate report dated March 14, 2019), and do not include the effects, if any, of the cancellation of the Group's structural separation and the merger with the subsidiary companies and everything involved therein in 2019. The Group's forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group's ability to implement its plans in 2019. Actual results may differ from these estimates taking note of changes which may occur in the foregoing, in business conditions, and the effects of regulatory decisions, technology changes, developments in the structure of the telecommunications market, and so forth, or the realization of one or more of the risk factors listed in the Periodic Report of 2018.

The Company shall report, as required, deviations of more/less than 10% of the range and amounts stated in the forecast

**CAPEX - payments for investments in fixed and intangible assets*

Bezeq

Increase in Registered Share Capital

- The Board of Directors approved the convening of a general meeting of shareholders for which the agenda will include the approval of the increase of the Company's registered share capital by one billion shares of NIS 1 par value each, as a preliminary step towards a potential capital raising of NIS 1-2 billion through a rights offering, subject to the necessary decisions and approvals

- In so far as it is implemented, the rights issuance is expected to enable a faster reduction in debt, an improvement in coverage ratios, maintenance of a high credit rating, and financial flexibility for investment and operational activities, etc

- As of this date, the publication of a prospectus and the execution of funding has not yet been approved, and there is no certainty that capital will be raised and at what timing, structure or terms



Bezeq

Thank You

For more information please visit
ir.bezeq.co.il

